Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730
May 10, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Donald C. Hunt

RE:	Insulet Corporation Registration Statement on Form S-1 File No. 333-140694

Dear Mr. Hunt:
In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Insulet Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that it may be declared effective at 2:00 p.m., Eastern time, on Monday, May 14, 2007, or as soon as practicable thereafter. The Company is aware of its obligations under the Act.
The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this request, please contact Raymond C. Zemlin at (617) 570-1512 or Daniel P. Adams at (617) 570-1966 of Goodwin Procter LLP.

Sincerely, INSULET CORPORATION
/s/ R. Anthony Diehl
By: R. Anthony Diehl
Title:	General Counsel